Argosy Minerals Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2009

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2009 and December 31, 2008
(Expressed in Canadian Dollars)

			(Audited)
		June 30, 2009	Dec. 31, 2008
ASSETS
Current Assets
Cash and cash equivalents		$ 1,831,936	$ 2,091,150
Accounts receivable and prepaids		9,911	18,054
		1,841,847	2,109,204

Office equipment and furniture		7,475	9,578
		$ 1,849,322	$ 2,118,782

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 79,247	$ 140,343

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - common shares	Note 4	46,991,751	46,991,751
Contributed Surplus	Note 4	3,013,073	3,013,073
		50,004,824	50,004,824
Deficit		(48,234,749)	(48,026,385)
		1,770,075	1,978,439
		$ 1,849,322	$ 2,118,782

The accompanying notes are an integral part of these consolidated financial statements.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months and Six Months ended June 30, 2009 and 2008

		Three Months ended June 30		Six Months ended June 30
		2009	2008	2009	2008
Income:
	Interest income and other	$ 10,910	$ 49,669	$ 24,090	$ 95,095
	Foreign exchange gain	103,724	77,813	129,872	245,054
		114,634	127,482	153,962	340,149

Expenses:
	Accounting and audit	10,557	20,139	10,557	20,139
	Arbitration	8,919	240,947	27,506	346,081
	Bank charges	344	2,307	724	2,671
	Depreciation	1,051	1,051	2,103	2,101
	Directors' fees	15,476	16,658	29,927	32,567
	Insurance	772	1,787	772	1,787
	Legal	4,343	663	4,343	5,650
	Management and consulting fees	82,019	144,728	161,952	300,007
	Office	2,059	3,398	3,488	7,294
	Project assessment	-	(2,115)	-	46,699
	Rent	7,888	8,266	15,024	16,584
	Salaries and benefits	31,957	22,296	55,155	49,055
	Shareholder communications	23,167	14,882	23,167	15,678
	Stock based compensation	-	1,748,591	-	1,748,591
	Telecommunications	995	2,043	2,276	3,300
	Transfer agent and stock exchange	10,580	19,234	18,921	28,132
	Travel	6,411	-	6,411	-

		206,538	2,244,875	362,326	2,626,336

Loss and comprehensive loss for the period		(91,904)	(2,117,393)	(208,364)	(2,286,187)

Deficit,	beginning of period	(48,142,845)	(45,235,960)	(48,026,385)	(45,067,166)

Deficit,	end of period	$ (48,234,749)	$ (47,353,353)	$ (48,234,749)	$ (47,353,353)

Basic & Diluted Loss per
Common Share		($0.001)	($0.022)	($0.002)	($0.024)

Weighted Average Number of Common Shares Outstanding		99,919,105	97,119,105	99,919,105	97,119,105

The accompanying notes are an integral part of these consolidated financial statements.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three and Six Months ended June 30, 2009 and 2008

	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2009	2008	2009	2008
Operating Activities
Loss for the period	$ (91,904)	$ (2,117,393)	$ (208,364)	$ (2,286,187)
Adjustments for:
Depreciation	1,051	1,051	2,103	2,101
Foreign exchange gain	(103,724)	(77,813)	(129,872)	(245,054)
Stock based compensation	-	1,748,591	-	1,748,591
	(194,577)	(445,564)	(336,133)	(780,549)

Changes in Non-cash working capital
Decrease in accounts receivable and prepaids	3,818	1,579	8,143	1,008
Increase/(decrease) in accounts payable & accrued liabilities	(27,790)	228,846	(61,096)	273,839
Cash Flows from Operating Activities	(218,549)	(215,139)	(389,086)	(505,702)

Cash Flows from Investing Activities

	-	-	-	-
Cash Flows from Financing Activities

	-	-	-	-

Foreign Exchange Gain on Cash held in Foreign Currency	103,724	77,813	129,872	245,054

Decrease in Cash & Cash Equivalents	(114,825)	(137,326)	(259,214)	(260,648)

Cash & Cash Equivalents at Beginning of Period	1,946,761	3,217,728	2,091,150	3,341,050

Cash & Cash Equivalents at End of Period	$ 1,831,936	$ 3,080,402	$ 1,831,936	$ 3,080,402

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended June 30, 2009

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except where noted, follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2008 and should be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by GAAP for annual financial statements.  In the opinion of the Corporation, these unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.

New Accounting Developments

(i)

Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. This new accounting standard has not had any affect on the Corporations consolidated financial statements.

(ii)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Ltd	Zambia

4.

Capital Stock, Contributed Surplus and Stock Based Compensation

The Corporation is authorised to issue an unlimited number of common shares without par value.

Issued

	Number of
	Shares	Amount

Total issued - June 30, 2009 and December 31, 2008	99,919,105	46,991,751

Contributed Surplus

Balance – June 30, 2009 and December 31, 2008	$ 3,013,073

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

The status of stock options granted to employees and directors at June 30, 2009 and December 31, 2008 and the changes during the periods ended on those dates is presented below:

		June 30, 2009		December 31, 2008
		Weighted		Weighted
	Shares	Average	Shares	Average
		Exercise Price		Exercise Price

Options outstanding and exercisable
- Beginning of Year	14,350,000	$0.25	7,850,000	$0.21

Granted	-		6,500,000	$0.30

Options outstanding and exercisable
- End of Period	14,350,000	$0.25	14,350,000	$0.25

Options Outstanding

Number	Exercise Price	Remaining Life

5,100,000	A$0.10 ($0.09)	2 years
2,750,000	A$0.50 ($0.47)	3 years
6,500,000	A$0.35 ($0.33)	4 years

5.

Management of Capital

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the acquisition and potential development of mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Corporation includes the components of shareholders’ equity as well as cash and cash equivalents.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends.

The Corporation’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Corporation expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

6.

Financial Instruments

a)

Fair Value

The fair value of financial instruments at June 30, 2009 and December 31, 2008 is summarized as follows:

	June 30, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 183,936	$ 183,936	$ 2,091,150	$ 2,091,150
Accounts receivable	9,911	9,911	18,054	18,054
Financial Liabilities
Accounts payable and accrued liabilities	$ 79,247	$ 79,247	$ 140,343	$ 140,343

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)

Financial Risk Management

The Corporation’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and accounts receivable.  The Corporation deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and Australia.

Currency risk

The Corporation operates in a number of countries, including Canada and Australia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Corporation’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian and Australian dollars) and are therefore subject to fluctuation against Canadian dollar.

The Corporation had the following balances in foreign currency as at June 30, 2009:

Australian Dollar
Cash and cash equivalents	$ 1,703,692
Accounts receivable	6,800
Accounts payable and accrued liabilities	(69,138)
Net balance	$ 1,641,354
Equivalent in Canadian dollars	$ 1,536,800

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Corporation manages liquidity by maintaining adequate cash and cash equivalent balances.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

7.

Related Party Transactions

During the quarter ended June 30, 2009, $97,495 was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $28,159 was paid or accrued to an Australian company and $11,232 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At June 30, 2009, management and consulting fees, directors’ fees and amounts due for the provision of office facilities and personnel amounted to $12,097.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

Quarter Ended June 30, 2009

July 29, 2009

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at July 28, 2009.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development, the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

Outlook

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious metals.  The Corporation is currently investigating suitable projects and expects that additional opportunities will become available as many companies have not been able to raise additional capital to fund their operations.  With cash at bank of approximately $1.8 million the Corporation welcomes submission of projects, particularly precious metals projects.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Forward looking statements can in certain instances be identified by the words “plans”, “expects” “believes” Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Small companies like Argosy have been severely negatively impacted by the decline in commodity prices and the ongoing global economic crisis.  The ability of small companies to raise funding to advance mineral projects has been reduced significantly and in some cases is not available at all.  Should the Corporation be successful in finding suitable new projects it would need to raise additional funds to advance those projects and such funding may not be available when required.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

June 30, 2009 and March 31, 2009

The Corporation incurred a loss of approximately $91,900 for the quarter ended June 30, 2009 compared to a loss of $116,000 for the quarter ended March 31, 2009.  The decreased loss is mostly due to the increased foreign exchange gain of approximately $78,000 due to the Australian dollar strengthening during the quarter and the Corporation holding substantial balances in Australian dollars, offset by increased shareholder communication expenditures as a result of annual materials sent to shareholders, and accounting costs associated with reporting requirements.

During the quarter ended June 30, 2009 cash required for operating activities amounted to approximately $219,000, an increase of approximately $42,000 over the $177,000 required for the quarter ended March 31, 2009.  The increase is mainly due to increased administrative expenditures resulting from increased shareholder communications and accounting expenditures.

Results of Operations

Second Quarter 2009 to Second Quarter 2008

The Corporation incurred a loss of approximately $92,000 for the quarter ended June 30, 2009 compared to a loss of $2.1 million for the quarter ended June 30, 2008.  The reduced loss in the quarter ended June 30, 2009 is due to reductions in management fees of $62,000 as a result of reduced rates in 2009, decreased arbitration expenditures of $232,000 as a result of no longer pursuing the arbitration, and the inclusion of stock based compensation expense of approximately $1,749,000 in the quarter ended June 30, 2008.

Summary of Quarterly Results

Year	2009		2008				2007
3 months ended	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	000’s
Interest Income	11	13	17	41	50	45	43	53
Foreign Exchange Gain / (Loss)	104	26	21	(273)	78	167	(53)	(55)
Total Income	115	39	39	(232)	128	212	(10)	(2)
Administration Expenditures	(207)	(155)	(197)	(264)	(2,247)	(341)	(201)	(300)
Project Assessment, net of Recoveries	-	-	(16)	(1)	2	(40)	(155)	(260)
Loss	(92)	(116)	(176)	(497)	(2,117)	(169)	(366)	(562)
Basic and Diluted Loss per Common Share of Dollars/Share	(.001)	(.001)	(.003)	(.005)	(.02)	(.002)	(.004)	(.006)
Weighted Average Number of Common Shares (000’s)	99,919						95,969

Other Quarterly Results

Project assessment expenditures in 2008 were significantly less than 2007 expenditures as the Corporation terminated its interests in the Sudbury projects in November 2007.  Project assessment expenditures in 2009 will depend on the Corporation securing new opportunities.

The fluctuation in income over the past eight quarters is mainly due to the foreign exchange gains and losses as a result of the fluctuating rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars, offset by increased interest income through September 2008 earned on increased cash balances following the capital raising completed in May 2007.  Interest income has declined in recent quarters as cash balances have declined and the rate of interest payable on those balances have also declined in line with declining rates of interest due to the ongoing global credit crisis.

Project assessment expenditures were higher in the quarters ended December and September 2007, mainly due to the payment of option fees and exploration conducted on the Lac Panache, Fish Creek and Copper Cliff projects and increased activity in assessing projects in Africa in the September and December quarters.  Expenditures in 2008 decreased due to the termination of the agreements over the Lac Panache, Fish Creek and Copper Cliff projects in late 2007 and delays in obtaining various approvals to further investigations over projects in Africa that the Corporation has been pursuing.

Administrative expenses increased by approximately $1,906,000 in the quarter ended June 30, 2008 compared to the immediately preceding quarter, mainly due to the inclusion of stock based compensation expense of approximately $1,749,000 incurred on the granting of incentive stock options to directors as well as a significant increase in costs associated with the arbitration in 2008.  Administrative expenses are expected to be lower in 2009 due to lower activity levels, the decision not to proceed with the arbitration and the reduction in management fee rates agreed to effective January 1, 2009.

Liquidity and Capital Resources

The Corporation's cash deposits at June 30, 2009 totaled $1,831,936 compared to $1,946,761 at March 31, 2009.  The Corporation continues to utilize its cash resources to fund project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

With cash balances of approximately $1.8 million and current planned expenditures of approximately $0.75 million, the Corporation has sufficient cash resources for planned activities over the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

The Corporation has no current property option or expenditure commitments.

Related Party Transactions

During the quarter ended June 30, 2009, $97,495 was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $28,159 was paid or accrued to an Australian company and $11,232 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At June 30, 2009, management and consulting fees, directors’ fees and amounts due for the provision of personnel and office facilities amounted to $12,097.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements however, the following accounting policies require the application of management’s judgment:

(a)

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

(c)

Income Tax – Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

Interim Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the Corporation’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Contingent Liabilities

Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in accounting policies and new accounting developments

(i)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of this new accounting standard has not had any material impact on the Corporation’s consolidated financial statements.

(ii)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian dollars which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation has 99,919,105 shares outstanding at June 30, 2009.

In addition, at June 30, 2009, the Corporation had 5,100,000 director and employee stock options outstanding and exercisable at Australian $0.10 per share, 2,750,000 director stock options outstanding and exercisable at Australian $0.50 per share and 6,500,000 director stock options outstanding and exercisable at Australian $0.35 per share.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President and CEO
Cecil R. Bond	Director
*John Maloney	Non-executive Director and Chairman
*Philip Thick	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, Peter H. Lloyd, Chief Executive Officer of Argosy Minerals Inc. certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Argosy Minerals Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2

N/A

5.3

N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 29, 2009

_______________________

Peter H. Lloyd

Chief Executive Officer

Form 52-109F2

Certification of interim filings - full certificate

I, Cecil R. Bond, Acting as Chief Financial Officer of Argosy Minerals Inc. certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Argosy Minerals Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2

N/A

5.3

N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 29, 2009

_______________________

Cecil R. Bond

Acting Chief Financial Officer